Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

November 15, 2023
Re:	Allkem Livent plc (n/k/a Arcadium Lithium plc) Amendment No. 3 to Registration Statement on Form S-4 Filed October 30, 2023 File No. 333-273360

Ms. Julie Sherman
Ms. Jane Park
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3628

Dear Ms. Sherman and Ms. Park:

On behalf of our client, Allkem Livent plc (n/k/a Arcadium Lithium plc), a public limited company incorporated under the laws of the Bailiwick of Jersey (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and certain exhibits contained in Amendment No. 4 to the Company’s Registration Statement on Form S-4 contained in the Staff’s letter dated November 13, 2023. In addition, the Company has amended the Registration Statement and is filing Amendment No. 5 to its Registration Statement (the “Amended Registration Statement”) on the date hereof and is filing a current report on Form 8-K with amended technical report summaries for its Salar del Hombre Muerto and Whabouchi Mine properties (each, a “TRS”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included, as applicable, section references or page numbers to refer to the locations in the Amended Registration Statement where the revised language addressing particular comments appears. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed October 30, 2023

Background of the Transaction, page 85

1.
We note your revised disclosure in response to our prior comment 2, which we reissue in part. Please expand your disclosure to discuss the basis and reasons underlying Livent management’s determination that the other potential target was “not comparable” to Allkem.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Amended Registration Statement to discuss the basis and reasons underlying Livent management’s determination that the other potential target was “not comparable” to Allkem.

2.
We acknowledge your revised disclosure in response to our prior comment 6, which we reissue in part. Please revise to quantify the changes to the projections and, to the extent the changes affect particular points in time, identify the timing. If you do not wish to provide additional details, please revise to disclose the initial projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement to quantify the changes to the projections, including with respect to timing.

Projected Synergies, page 113

3.
We note your response to comment 9.  Please revise the disclosure at the bottom of page 113 to identify the jurisdictions and clarify the characteristics that make them favorable from a tax or operational viewpoint.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Registration Statement to identify the jurisdictions and clarify the characteristics that make them favorable from a tax or operational viewpoint.

Form S-4/A

Pro Forma Financial Statements Note 4, page 186

4.
Given that goodwill is a residual asset, it remains unclear why a substantially greater portion of the reduction in estimated purchase price between your July 21, 2023 and September 27, 2023 filings was not recognized as a reduction in your measurement of goodwill. Regarding the 38% reduction in your fair value estimate for the acquired mineral rights, the only causal factor appears to be a change in the applicable discount rate between July and September. In order for us to better understand this decline in fair value from $5.1 billion to $3.17 billion, please give us the calculations that show how you derived the discount rates you used to calculate the mineral property fair value estimates at each date. Explain how you derived the inputs for these calculations and identify any market measures that you used including your risk-free rate assumption. Any material unexplained disparities between your discount rate assumptions and the corresponding rates on pages 104-105 should be clarified in your response. Provide us also with your fair value calculations supporting the $5.1 billion and the $3.17 billion amounts. Tell us whether the underlying undiscounted cash flow assumptions materially changed between periods. Based on the corresponding two month change in 10 year Treasury and 30 year mortgage rates, it is not clear whether "rising interest rates" fully explain the 38% reduction in fair value. Any other material causal factors should also be clearly disclosed. We may have further comment.

Response: In response to the Staff’s comment, the Company has updated the purchase price allocation on page 189 of the Amended Registration Statement, based on Livent’s share price of $12.96 as of November 13th which was determined to be the most practicable date prior to the effective date at the time of this filing in accordance with Article 11 – 02(a)(6)(i)(A) of Regulation S-X. This update has resulted in minimal goodwill being recognized as part of the purchase price allocation.

5.
Your purchase price allocation is based on Livent's $20 stock price on September 15th instead of on their $14 stock price on October 30th. Consequently, it appears that pro forma total assets may be materially overstated. Please revise pursuant to Article 11-02(a)(6)(i)(A) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the purchase price allocation on page 189 of the Amended Registration Statement, based on Livent’s share price of $12.96 as of November 13th which was determined to be the most practicable date prior to the effective date at the time of this filing in accordance with Article 11 – 02(a)(6)(i)(A) of Regulation S-X.

Exhibits 96.2, 96.3 & 96.4

11 & 12 Mineral Resources & Mineral Reserves, page A-1

6.
We note your response to Comment 20 with your discussion of the cutoff grade calculation and input parameters. One of these factors, the average lithium concentration is input to determine the break even or marginal cutoff grade, but has no relevance to this calculation. A back calculation does not confirm your estimate. Please review and revise your calculation and text as necessary.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 207 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 5 to the Company’s Registration Statement; (ii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on pages 150 and 171 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 5 to the Company’s Registration Statement; and (iii) the applicable qualified persons who prepared the Cauchari TRS previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on pages 166 and 202 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 5 to the Company’s Registration Statement.

Livent Corporation - Form 10-K

Other Property Nemaska Lithium, page L-1

7.
We note your response to comment 24 stating your equity interest in the Nemaska Lithium Inc was not material as this property did not have mining operations or report resources or reserves.  However, the carrying amount of your investment in Nemaska Lithium appears to be significant when compared to the total assets of Livent as of December 31, 2022.  Please explain how this property would not be regarded as a material property in light of your investment and the subsequent construction and development activities on the property.

Response: We respectfully advise the Staff that Regulation S-K Item 1304(a)(1) requires a registrant, in determining whether an individual property is material to its business or financial condition, to apply the following standards and other considerations specified in Regulation S-K Item 1301(c):

(1) Consider both quantitative and qualitative factors, assessed in the context of the registrant's overall business and financial condition;

(2) Aggregate mining operations on all of its mining properties, regardless of the stage of the mining property, and size or type of commodity produced, including coal, metalliferous minerals, industrial materials, and mineral brines; and

(3) Include, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing.

Accordingly, Livent considered the relevant quantitative and qualitative facts and circumstances in its analysis of the materiality of its investment in the Whabouchi Mine property owned by Nemaska Lithium Inc. (“NLI”), as discussed below.

The carrying value of Livent’s investment in NLI as of December 31, 2022 amounted to $437.1 million, which reflected the fair market value of the investment at the time of its acquisition of its additional interest in NLI on June 6, 2022 (the consideration for which was comprised entirely of Livent common shares).  Since the carrying value of the investment in NLI reflected fair value in June 2022, Livent considered its market capitalization, rather than its total assets (which reflects the depreciated book value of Livent’s assets from a much earlier date), to be the most appropriate benchmark for measuring the relative value of its recent investment in NLI. This carrying value represented 9% and 12% of Livent’s market capitalization as of June 6, 2022 (approximately $4.9 billion) and December 31, 2022 (approximately $3.6 billion), respectively.

Further, as disclosed in Livent’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Livent Form 10-K”), NLI had no revenue and minimal operating expense in 2022, and is not expected to produce minerals (and therefore revenue) until 2025 at the earliest.  Therefore, in the short and medium term NLI will have no revenue and Livent’s investment in NLI will have negligible impact on Livent’s operating profit, adjusted EBITDA and other measures of performance that are followed by Livent’s analysts and investors.

The Whabouchi Mine property was an exploration stage property and did not have any reportable mineral resources or reserves at December 31, 2022.  NLI has no plans to conduct any new exploration activities and is not expected to engage in material lithium extraction or material external sale until 2025.  In contrast, Livent’s business operations generated $813 million of revenue in 2022 from its significant lithium production at its Salar del Hombre Muerto property in Argentina and its manufacturing and sales operations in Argentina, the United States, the United Kingdom and several countries in Asia, none of which depend on the Whabouchi Mine property.

Based on the foregoing factors, which encompass the considerations set forth in Regulation S-K Item 1301(c), Livent determined that the Whabouchi Mine property was not material to Livent’s business or financial condition at December 31, 2022.  In its future annual reports, Livent (or, if applicable, NewCo as Livent’s successor) will continue to evaluate the materiality of each of its mining properties, including the Whabouchi Mine property, and, if applicable, include the summary disclosure contemplated by Regulation S-K Item 1303.

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto

Cut-Off Grades Estimates, page L-2

8.
We note your response to comments 25 through 30 indicating you will file an amended TRS for the Salar del Hombre Muerto property after the completion of the review of this registration statement.  As this registration statement/prospectus incorporates by reference the Livent Form 10-K and all associated documents including the technical reports, this review cannot be completed without these amended filings.  Please amend your filings to address comments 25 through 30.

Response: As discussed with Ms. Park by telephone on November 14, 2023, in response to the Staff’s comments in its comment letters dated October 21, 2023 and November 13, 2023, Livent is filing a current report on Form 8-K with an amended TRS for the Salar del Hombre Muerto property as Exhibit 96.1 thereto and an amended TRS for the Whabouchi Mine property as Exhibit 96.2 thereto.  For convenience, the responses to the Staff’s comments on the TRS for the Salar del Hombre Muerto property in its letter dated October 21, 2023, which were previously included in our response letter dated October 30, 2023, can be found on the following pages of Exhibit 96.1 to the current report on Form 8-K:

•	Comment no. 25 (example calculation with parameters and units used to calculate cutoff grade): page 12-11;
•	Comment no. 26 (annual numerical values and totals for life of mine production): pages 13-2 through 13-5;
•	Comment no. 27 (QP’s opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups): page 17-1;
•	Comment no. 28 (definition of the accuracy of capital and operating costs estimates): page 18-1;
•	Comment no. 29 (revised capital expenditures table with closing/reclamation costs): page 18-1; and
•	Comment no. 30 (revised summary economic analysis tables and complete annual economic analysis of reserves): pages 19-2 through 19-4.

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine

Property Geology, page 63, page L-3

9.	Please modify your filings and insure you have provided at least one stratigraphic column and one cross-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, Livent is filing a current report on Form 8-K with an amended TRS for the Whabouchi Mine property, containing the requested disclosure in Section 6 thereof (on pages 65 and 66 of Exhibit 96.2 to the current report on Form 8-K).

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine

Relations with Stakeholders, page 353, page L-4

10.
We reviewed the Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements with Local Individuals or Groups section of your TRS.  Please modify your filing and include the QP’s opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, Livent is filing a current report on Form 8-K with an amended TRS for the Whabouchi Mine property, containing the requested disclosure in Section 17 thereof (on page 351 of Exhibit 96.2 to the current report on Form 8-K).

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine

Cash Flow Model and Results, page 359, page L-5

11.
We note you provided a cash flow summary for your mining project’s reserves.  Please provide an annual cash flow based on your annual production schedule for the life of your project’s open pit and underground reserves with appropriate line items, such as your production and grades, revenues, operating costs, capital expenditures, reclamation, royalties, taxes, DD&A, and other line items necessary to define your annual after-tax cash flow with totals.  See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, Livent is filing a current report on Form 8-K with an amended TRS for the Whabouchi Mine property, containing the requested disclosure in Section 19 thereof (on page 362 of Exhibit 96.2 to the current report on Form 8-K).

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Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan
cc:
Paul W. Graves, President and Chief Executive Officer of Livent Corporation
Peter Coleman, Chairman of Allkem Limited
Sara Ponessa, General Counsel of Livent Corporation
John Sanders, Chief Legal Officer and Company Secretary of Allkem Limited
William H. Aaronson, Davis Polk & Wardwell LLP

 Cheryl Chan, Davis Polk & Wardwell LLP
 Brian J. Fahrney, Sidley Austin LLP
 Joseph P. Michaels, Sidley Austin LLP